December 8, 2017

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Division of Corporation Finance,

Re: RC-1, Inc.

Amendment No. 1 to Post Effective Amendment No. 1

File No. 333-210960

Dear Ladies and Gentlemen:

At the request of RC-1, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated November 16, 2017 from Laura Nicholson, Special counsel to Kevin P. O’Connell, Chief Executive Officer of the Company, relating to the Amendment No. 1 to Post Effective Amendment No. 1 of the Company filed with the Commission on October 20, 2017 (the “PEA”). We have filed simultaneously Amendment No. 1 to the PEA and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

General+

1. We note that you included December 31, 2015 audited financial statements in the Form S-1 declared effective July 15, 2016 and that this is the first post-effective amendment to the registration statement. If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than 16 months old. Please tell us whether any offers or sales have been made after May 1, 2017. Refer to Section 10(a)(3) of the Securities Act and Rule 427.

Response

Please be advised that no offers or sales have been made after May 1, 2017

2. Please clarify whether your shares are quoted on the OTC Pink marketplace or the OTCQB marketplace. For example, we note your disclosure that your stock is quoted on the OTCQB under the symbol RCCC. However, we also note that the OTC Markets website appears to indicate that your shares are quoted on the OTC Pink marketplace. In addition, please clarify why you reference the OTC Bulletin Board in your filing.

Response

The Registration Statement has been amended to indicate that the Company’s common stock is quoted on the OTC Pink Sheets marketplace.

Page Two

3. Please note that we do not consider the OTC Pink marketplace to be an existing trading market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K. If your shares are only quoted on the OTC Pink marketplace, please revise the cover page and throughout the prospectus to disclose a fixed price for the duration of the offering. Further, please revise the disclosure in the Plan of Distribution section on page 41 which states that the selling stockholders will sell their shares at prevailing market prices or privately negotiated prices.

Response

The Registration Statement has been amended to in accordance with the Staff’s comment.

Exhibits, page II-2

4.We note your disclosure in your beneficial ownership table on page 35 that Rick Ware Leasing, LLC owns 16.6% of your outstanding common stock. Please file as an exhibit your lease agreement with Rick Ware Racing, LLC that you reference on page 8. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response

Due to the recent issuance of common shares, as set forth in this Filing, Rick Ware Racing, LLC is no longer an Affiliate of the Company, as such shareholder now holds less ten per cent (10%) of the Company’s outstanding common shares.

Further, included in this Filing as an Exhibit, is a copy of the Lease with Rick Ware Racing, LLC

5. We note your disclosure on page F-19 regarding your related party sponsorship agreement and note receivable. Please provide your analysis regarding whether such agreements are required to be filed as exhibits to your filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In addition, please provide your analysis as to whether you are required to provide the information required under Item 404 of Regulation S-K with respect to such agreement.

Response

WE NEED THE SPONSORSHIP AGREEMENT AS AN EXHIBIT

Signatures, page II-3

6. We note that the signature page does not contain the complete date that the post-effective amendment was signed. Please ensure that your signature page includes the specific date that it is signed when you file your next amendment.

Response

The Registration Statement has been amended to in accordance with the Staff’s comment.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham